

Leo Yanchuk · 3rd

President at Clearview Solutions LLC

Minneapolis, Minnesota, United States · 500+ connections ·

Contact info

Clearview Solutions

Samara State Univer

Experience

President

Clearview Solutions LLC

Oct 2007 – Present · 13 yrs 3 mos

Greater Minneapolis-St. Paul Area

Minneapolis based Healthcare Information Technology Company. Firm offers products, talent and expertise to resolve modern healthcare challenges. We are focusing on Interoperability, Compliance, Non-Emergency Medical Transportation Management Software products and Custom Software Development.

Our Company Mission is to "Help Healthcare Providers Achieve Better Care Outcomes and Lower Costs of Care".

Chief Information Technology Officer

VUGO

Mar 2019 – Present · 1 yr 10 mos

Minneapolis, Minnesota, United States

Director of Technical Implementations

ApeniMED, Inc.

Oct 2012 – May 2013 · 8 mos

Greater Minneapolis-St. Paul Area

Business Architect, Consultant
Express Scripts
Sep 2011 – Sep 2012 · 1 yr 1 mo

Process Architect Consultant
UnitedHealth Group
Nov 2009 – Oct 2011 · 2 yrs

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Education

Samara State University
BS, Math
1990 – 1994

Skills & endorsements

Integration · 36

Endorsed by **3 of Leo's colleagues at Express Scripts**

Business Intelligence · 35

Endorsed by **Polina Solomon, who is highly skilled at this**

Endorsed by **2 of Leo's colleagues at Exp Scripts**

Process Improvement · 26

Endorsed by **4 of Leo's colleagues at UnitedHealth Group**

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Recommendations

Received (3) Given (5)



Robert Blohm
Senior Vice President Sales & Alliances at OpenSymmetry
August 22, 2011, Robert worked with Leo but at different companies

We recently leveraged Leo's expertise for a small project to create system and process improvements within a client sa compensation program. Leo was able to jump in and very q work as the subject matter expert to ID and deliver a list of recommendations to the client's project team that wil... See



Robert Blohm
Senior Vice President Sales & Alliances at OpenSymmetry
August 22, 2011, Robert worked with Leo but at different companies

We recently leveraged Leo's expertise for a small project to create system and process improvements within a client sa compensation program. Leo was able to jump in and very q work as the subject matter expert to ID and deliver a list of recommendations to the client's project team that wil... See

Show more